EXHIBIT 99.1

FOR IMMEDIATE RELEASE

B Communications Ltd. Series A Debentures Receive an A2 Rating

RAMAT GAN, Israel, June 30, 2010 – B Communications, Ltd. (NASDAQ Global Market and TASE: BCOM) today reported that its Series A debentures received an A2 stable rating from Midroog Ltd., an Israeli rating company which is affiliated with Moody's. The debentures, which were issued in February 2007, were placed on a watch list by Midroog after the company reported in October 2009 that it had entered into an agreement to acquire the controlling interest in Bezeq The Israel Telecommunication Corp. Ltd.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (30.43%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors.

B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:
www.eurocom.co.il     www.bcommunications.co.il/    www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director
i.azulay@bcommunications.co.il/ Tel: +972-3-924-0000

Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620